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13013203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section FEB 27 2013 Washington DC

SEC FILE NUMBER
8- 39085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Securities, LLC d/b/a Rice Financial Products Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Water Street, 8th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Conroy 212-908-9208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza (Address) Houston (City) TX (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/13

OATH OR AFFIRMATION

I, Michael C. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Securities, LLC d/b/a Rice Financial Products Company, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY ALMEYDA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AL6201313
Qualified In Kings County
My Commission Expires February 17, 2017

Notary Public

Signature

CEO/CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rice Securities, LLC
dba Rice Financial Products Company

Consolidated Statements of Financial Condition
As of December 31, 2012 and 2011

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
Houston, Texas

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Rice Securities, LLC dba Rice Financial Products Company (the Company) as of December 31, 2012 and 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

HOUSTON OFFICE 713.667.9147 Tel. ■ 713.667.1697 Fax
Nine Greenway Plaza, Suite 1700 ■ Houston, Texas 77046 ■ www.bvccpa.com

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
Re: Independent Auditors' Report

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rice Securities, LLC dba Rice Financial Products Company as of December 31, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
Houston, Texas

February 25, 2013

RICE SECURITIES, LLC
dba RICE FINANCIAL PRODUCTS COMPANY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Cash and cash equivalents	**$ 162,259**	$ 55,025
Accounts receivable	**155,880**	252,902
Accounts receivable – related party	**313,529**	711,702
Deposits with clearing organizations	**835,232**	560,274
Other assets	**205,319**	151,927
TOTAL ASSETS	**$ 1,672,219**	$ 1,731,830
LIABILITIES, SUBORDINATED BORROWINGS, AND MEMBER'S EQUITY (DEFICIT)		
Accounts payable and accrued liabilities	**$ 448,374**	$ 515,552
Subordinated borrowings	**2,185,232**	2,076,482
Note payable	**21,613**	33,652
Member's deficit	**(983,000)**	(893,856)
TOTAL LIABILITIES, SUBORDINATED BORROWINGS, AND MEMBER'S EQUITY (DEFICIT)	**$ 1,672,219**	$ 1,731,830

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rice Securities, LLC dba Rice Financial Products Company (the "Company") was formed on June 15, 2009. Prior to June 14, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas, until June 15, 2009. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board. The Company participates in municipal bond underwritings, provides financial advisory services, and acts as an introducing broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC and Rice Capital Marketing and Servicing, LLC. In combination, these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program.

Basis of Presentation – The Company maintains the accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Receivables are recorded when invoices are issued and are presented in the consolidated statements of financial condition net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The allowance for doubtful accounts was $-0- at December 31, 2012 and 2011.

Income Taxes – The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the member reports its share of the Company's income or loss on its own tax return.

At December 31, 2012 and 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing re-evaluation as facts and circumstances may require.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on the financial statements.

Reclassifications – Certain reclassifications of prior year amounts have been made to conform with the current year presentation, none of which were considered material to the Company's financial statements taken as a whole.

NOTE 2 – CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organization required a security deposit balance of $100,000 to be maintained by the Company as of December 31, 2012 and 2011. Additional deposits based on transactions and trade activity may also be required. Total deposits with the clearing organization amounted to $835,232 and $560,274 at December 31, 2012 and 2011, and are comprised of cash and cash equivalents.

NOTE 3 – INCOME TAXES

There were no temporary differences that give rise to U.S. federal net deferred tax assets as of December 31, 2012 and 2011.

The Company previously filed income tax returns in the U.S. federal jurisdiction, and nine state jurisdictions. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before December 31, 2010(the Company's last federal filing) and is no longer subject to state examinations by tax authorities for years before 2008.

NOTE 4 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2012 and 2011.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through January 2016. At December 31, 2012, future minimum rental commitments on such leases are as follows:

For the Year Ending December 31,	Amount
2013	$ 127,015
2014	82,759
2015	48,738
2016	2,013
Total	$ 260,525

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2012 and 2011, the Company held no operating cash in excess of federally insured amounts.

The Company also maintains certain brokerage accounts which are insured by the Securities Industry Protection Corporation (SIPC) on amounts up to $500,000, including up to $250,000 in cash. At December 31, 2012 and 2011, the Company had deposits at brokerage institutions in excess of the SIPC limit of $585,232 and $310,274, respectively.

NOTE 6 – SUBORDINATED BORROWINGS

At December 31, 2012 and 2011, the borrowings under subordination agreements from Rice, the Company's parent, including accrued interest are as follows:

	2012	2011
Subordinated borrowings at beginning of year	**$ 2,076,482**	$ 2,827,753
Increase: accrued interest	**108,750**	149,198
Decrease: equity contribution in form of loan forgiveness	**-**	(900,469)
Subordinated borrowings at end of year	**$ 2,185,232**	$ 2,076,482

The subordinated borrowings are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Effective December 13, 2011, Rice converted two outstanding subordinated loans and the associated accrued interest into equity in the Company by forgiving these loans.

NOTE 7 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also providing that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $568,582, which exceeds its required net capital of $100,000 by $468,582. The Company's ratio of aggregate indebtedness to net capital was 1.209 to 1 at December 31, 2012.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Rice to provide overhead services. These overhead expenses include operational cost such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed at least annually. The overhead fee for 2012 and 2011 was approximately $6,034,054 and $6,150,067, respectively. Additionally, the Company has accounts receivable due from Rice for fees due under the management service agreement in the amount of $288,379 and $686,552 at December 31, 2012 and 2011, respectively.

The Company has a receivable due from an employee in the amount of $25,150 at December 31, 2012 and 2011 related to prior year advances, repayment of the amount will begin in early 2013.

NOTE 9 – CONTINGENCIES

The Company is involved in certain judicial, regulatory, and arbitration proceedings arising in the normal course of business. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

The Company is currently undergoing its routine periodic FINRA exam. The exam is still in process and the Company has not received any formal or informal communications with respect to the results of the exam, however, management does not anticipate the examination will result in any significant internal control deficiencies or other findings that could have a material adverse effect on the Company's financial position.

NOTE 10 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

NOTE 11 – FINANCIAL CONDITION

In 2011, the Company's operations were adversely impacted by significant declines in overall issuance volume in the municipal bond market. However, the Company benefitted from the financial support of its parent company, which operates other business units that experienced greater operational success that year. As a result of the Company's 2011 performance, management undertook a comprehensive review of the Company's business at the end of that year, and, as a result, reduced and reallocated staff, adjusted certain compensation structures, and eliminated certain overhead expenses such that the Company was better positioned to withstand market turbulence.

Suppressed primary market issuance continued well into the first quarter of 2012, but volume normalized beginning in the second quarter, maintaining a relatively healthy pace for the remainder of the year until Northeastern coastal areas, including New York and New Jersey, experienced a severe hurricane in October that flooded the financial district in lower Manhattan and other areas. A number of significant transactions calendared for the fourth quarter of 2012 were postponed until early 2013 as a result. Despite the reductions in issuance activity the firm experienced in the first and fourth quarters of 2012, municipal underwriting revenue and commissions, the firm's core business activity, rose by 45% between 2011 and 2012.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2013, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors